February 2, 2016

VIA EDGAR TRANSMISSION AND ELECTRONIC DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jay Ingram

Re:	Versum Materials, LLC.

Registration Statement on Form 10-12B

Filed December 18, 2015

File No. 0001-37664

Dear Mr. Ingram:

On behalf of Versum Materials, LLC (the “Company” or “Versum”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated January 14, 2016 (the “Comment Letter”) relating to the Company’s Registration Statement on Form 10, File No. 001-37664, filed on December 18, 2015 (the “Registration Statement”). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (the “Amendment”), which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Registration Statement and Information Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the Registration Statement and Information Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as filed via EDGAR submission concurrently with this letter and dated February 2, 2016.

Mr. Jay Ingram

Securities and Exchange Commission

February 2, 2016

Our Company, page 2

1.	In the second paragraph you state that you are a “qualified supplier for [y]our customers….” Please clarify the meaning of the term “qualified supplier.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 54 and 77.

Concentrated Customer Base–We are exposed to risks associated with a concentrated customer base, page 20

2.	We note that three customers accounted for approximately 22 percent of Versum’s sales in fiscal 2015. Please confirm that these customers are Samsung, Taiwan Semiconductor Manufacturing Company and Intel. If not, to the extent that any customer accounts for sales equal to 10 percent or more of your consolidated revenue, please provide the disclosure that Item 101(c)(vii) of Regulation S-K requires, or tell us how you determined that such disclosure is not required.

The Company acknowledges the Staff’s comments and confirms that Samsung, Taiwan Semiconductor Manufacturing Company and Intel disclosed on page 80 are the three customers which account for approximately 22 percent of Versum’s sales in fiscal 2015.

Unaudited Pro Forma Combined Financial Statements, page 47

3.	We note that you have not completed your pro forma financial statements. We remind you that when you provide completed pro forma financial statements we will need sufficient time to review them and may have additional comments. We also remind you that you should disclose the nature and amount of each pro forma adjustment and provide sufficient information for a reader to understand how each adjustment is calculated.

The Company acknowledges the Staff’s comments and will provide, in a subsequent pre-effective amendment to the Registration Statement, the pro forma financial information and any and all footnotes to the pro forma financial information in order to disclose the nature and amount of each pro forma adjustment. We acknowledge that the Staff will need adequate time to review and comment further. We will provide sufficient information so the reader can understand how each adjustment is calculated.

Mr. Jay Ingram

Securities and Exchange Commission

February 2, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

4.	Please expand your discussion in this section to describe known trends and uncertainties that you reasonably expect will have a material impact on your business. For instance, we note your identification on page 3 of your information statement of secular growth trends, as well as your disclosure on page 79 of your information statement of an expectation of semiconductor market growth driven by mobile device sales. We also note that in Air Products’ fiscal 2015 fourth quarter earnings call, Mr. Novo highlighted the impact that oil and gas trends will have on your Performance Materials segment. Yet, such identification and discussion are absent from your Management’s Discussion and Analysis. Please revise accordingly. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 56.

Results of Operations, page 56

5.	Please enhance MD&A to disclose and discuss the reasons for the changes in volume and price that impacted consolidated and segment sales during each period presented. Please also enhance MD&A to quantify and discuss gross profit margins during each period presented.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 56.

6.	When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear how significantly your cost of sales were impacted by lower production and supply chain costs and benefits of your cost reduction actions, offset by higher production costs from increased volume in 2015 as compared to 2014. This is not meant to be an all-inclusive list of where improvements could be made to quantify and expand your explanations. Please revise MD&A accordingly to separately quantify the reasons for fluctuations between all periods presented wherever possible.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 57.

Mr. Jay Ingram

Securities and Exchange Commission

February 2, 2016

7.	Please enhance MD&A to disclose and discuss your restructuring and cost reduction actions during each period presented. Please specifically address the following:

•	the nature of and reasons for each action;

•	any anticipated or actual cost savings related to each action; and

•	the nature and remaining carrying value of the assets that were impaired.

In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and 60. Specifically, we have enhanced our disclosure to state the nature of and reasons for the actions, to indicate actual cost savings, and to disclose that the remaining carrying value of the impaired assets was less than $2 million.

Liquidity and Capital Resources, page 63

8.	Please enhance MD&A to address the following:

•	the expected impact on future liquidity of the debt to be incurred to fund the cash distribution to Air Products upon the separation; and

•	the nature of and remaining expenditures related to the construction in progress.

The Company acknowledges the Staff’s comment regarding the expected impact on future liquidity of the debt to be incurred to fund the cash distribution to Air Products and respectfully advises the Staff that it is in the process of determining such information. The Company will provide this information in a subsequent pre-effective amendment to the Registration Statement. In response to the Staff’s comment regarding the nature of and remaining expenditures related to the construction in progress, the Company has revised the disclosure on pages 65 and 66.

Investing Activities, page 64

9.	We note your capital expenditures increased substantially year-over-year for the past three years. Please provide your material commitments for capital expenditures as of the end of your fiscal year 2015 and the anticipated source of funds needed to fulfill such commitments. See Item 303(a)(2)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 65.

Business, page 71

10.	Please provide the full disclosure of financial information about geographic areas that Item 101(d) of Regulation S-K requires. Please note that Item 101(d)(2) specifically allows for a cross reference to this information contained in the financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 73.

Mr. Jay Ingram

Securities and Exchange Commission

February 2, 2016

Severance, page 105

11.	We note your disclosure that Mr. Novo participates in the Air Products Executive Separation Program and that your other executive officers participate in the Air Products Severance Plan. We also note your disclosures on pages 118 and 119 that the separation plans do not apply if the termination results from a spin-off and the executive remains employed by the spun-off unit. Please inform us of whether your executive officers received or you anticipate they will receive any remuneration under such arrangements, and if so, how you determined that reporting payment is not required pursuant to Item 402(c)(2)(ix)(D) of Regulation S-K.

The Company does not anticipate that any of the Versum Executive Officers will receive remuneration under the Air Products Executive Separation Program or the Air Products Severance Plan in connection with the separation due to the exclusion noted in the question.

2015 Pension Benefits, page 114

12.	In the third sentence of the paragraph immediately following the pension benefits chart, we note your incorporation by reference of “a footnote in the financial statements” included in Air Products’ Form 10-K filed with the Securities and Exchange Commission on November 24, 2015. Please clearly identify the footnote you are incorporating by reference.

In response to the Staff’s comment, the Company has revised its disclosure on page 115.

Cash Distribution, page 130

13.	Please provide the approximate dollar value of the cash distribution Versum will make to Air Products. See Item 404(a)(3) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is in the process of determining the above-referenced information. The Company will provide this information in a subsequent pre-effective amendment to the Registration Statement.

Description of Our Capital Stock, page 137

14.	Please provide the anticipated approximate number of holders of your common stock and preferred stock, respectively. See Item 201(b)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 138.

Mr. Jay Ingram

Securities and Exchange Commission

February 2, 2016

Financial Statements, page F-1

Combined Balance Sheets, page F-5

15.	You disclose that you will make a cash distribution to Air Products prior to the separation, funded primarily by third-party indebtedness. As such, please reflect the intended dividend to Air Products on a pro forma basis alongside your most recent historical balance sheet as required by SAB Topic 1:B:3.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is in the process of determining the above-referenced information. The Company will provide this information in a subsequent pre-effective amendment to the Registration Statement.

Note 2. Major Accounting Policies, page F-9

Revenue Recognition, page F-9

16.	In regard to your use of percentage of completion accounting, please address the following:

•	the nature of your equipment sales and your basis for determining that percentage of completion accounting is appropriate;

•	the magnitude of revenue you recognized using percentage of completion accounting during each period; and

•	the impact of changes in estimates and, if applicable, claims during each period.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that projects which we account for under the percentage-of-completion method of accounting relate to chemical and gas delivery and distribution systems within the Electronic Materials segment. We have determined that percentage of completion accounting is appropriate as the systems we sell are relatively standard and based on our historical experience in this business, we are able to reliably forecast both the total revenues and costs throughout the life of the projects. For the fiscal years ending September 30, 2015, 2014 and 2013, approximately 2%, 3% and 1%, respectively, of our total combined sales were recorded under the percentage of completion method. The impact of changes in estimates for contracts accounted under this basis was not material for any of the periods presented.

Mr. Jay Ingram

Securities and Exchange Commission

February 2, 2016

Depreciation, page F-10

17.	The range of useful lives for your machinery and equipment of five to twenty-five years is very broad. Please consider breaking out the machinery and equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range and the weighted average useful life.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that our machinery and equipment balance is primarily composed of production facilities and distribution equipment. We have revised the disclosure on pages F-10 and F-18 to now reflect these categories.

Air Products’ Net Investment, page F-14

18.	We note your disclosure on page F-9 that Air Products’ debt and related interest expense have not been allocated to you for any period presented since you are not the legal obligor of the debt, and Air Products’ borrowings were not directly attributable to you. For each period presented, please present an analysis of your transactions with Air Products by providing a listing of the transactions, and, if applicable, average balances due to/from Air Products as required by SAB Topic 1:B:1 Question 4.

Mr. Jay Ingram

Securities and Exchange Commission

February 2, 2016

The Company acknowledges the Staff’s comment and respectfully advises that, as disclosed in Note 1, Basis of Presentation, Air Products uses a centralized approach to cash management and other treasury-related functions with respect to transactions between Air Products and Versum. Accordingly, these transactions are deemed to be settled immediately through Air Products Net Investment when the related transfers occur. The Air Products’ Net Investment is the only balance between Air Products and Versum as there were no other amounts due to or from Air Products during the periods presented. We have expanded Note 1 to clarify that there were no financing arrangements between us and Air Products during the periods presented.

The Company respectfully believes that it has complied with the requirements of Question 4 of Topic 1:B:1 as all significant transactions between Versum and Air Products are disclosed in the notes to the combined financial statements, including Note 4, Related Party Transactions, Note 11, Retirement Benefits, Note 13, Share-based Compensation, Note 14, Income Taxes, and Note 15, Supplemental Information.

Note 4. Related Party Transactions, page F-16

19.	Since agreements with related parties are by definition not at arm’s length and may be changed at any time, please disclose, if practicable, management’s estimate of what expenses would have been on a stand-alone basis for each period presented. If it is not practicable to provide such an estimate, please state that fact. Refer to SAB Topic 1:B.1.

The Company respectfully submits that it is impracticable to quantify the amount of expenses that it would have incurred during the historical periods on a stand-alone basis, and we will update our disclosure in Note 4, Related Party Transactions, accordingly.

The separation and design of Versum is still in process and, therefore, estimates of future costs that Versum will incur on a stand-alone basis cannot be quantified or factually supported at this time. The Company will estimate such costs and consider whether such differences are material enough to require disclosure as part of its pro forma financial statements.

Mr. Jay Ingram

Securities and Exchange Commission

February 2, 2016

Note 16. Business Segment and Geographic Information, page F-27

20.	You disclose that you have three reportable segments: Electronic Materials, Performance Materials, and Corporate. It is unclear what your operating segments are and whether operating segments have been aggregated in your reportable segments. In this regard, we note your disclosure, beginning on page 76, of strategic business units within your Electronic Materials and Performance Materials segments. Please tell us and revise your disclosures to clarify what your operating segments are and whether operating segments have been aggregated in your reportable segments. See ASC 280-10-50-21.a. If you aggregate operating segments in one or more of your reportable segments, please also provide us the analysis you performed to determine the requirements of ASC ###-##-#### are met.

The Company will clarify in Note 16, Business Segment and Geographic Information, on page F-27 that we have two operating segments — Electronic Materials and Performance Materials — in addition to a Corporate segment, which together constitute our reportable segments. This determination is consistent with the guidance in ASC 280-10-50-1 through 50-5, as these segments are the primary level at which the Company’s chief operating decision maker (the CEO) allocates resources and assesses performance.

Consistent with the guidance in ASC 280-10-50-21(a), we will disclose the basis of organization for these segments, indicating that our Electronic Materials and Performance Materials segments are differentiated primarily by the assets used in production and distribution, the types of products sold, and the end markets.

As we describe in our discussion of Business Segments beginning on page 77, the Electronic Materials and Performance Materials segments are each comprised of three strategic business units organized around key product lines. In accordance with ASC 350-20-35-33 through 35-38, we performed our evaluation of these business units and determined that they constitute reporting units, as they are the primary level at which segment management reviews performance.

21.	We note your references to product lines throughout the filing. You also disclose that your reporting units are primarily based on product lines within each business. As such, please tell us what consideration you gave to presenting the disclosures required by ASC 280-10-50-40 for each product and service or each group of similar products and services.

The Company acknowledges the Staff’s comment and advises the Staff that the products within each segment are appropriately aggregated. Specifically, we considered the guidance in ASC 280-10-50-38 in this regard. The Electronic Materials segment is based on the same customer base, joint market strategies and common supply chain process and infrastructure. The Performance Materials segment is based on common markets, a common chemistry base and shared production and supply chain assets. Notwithstanding the above, the Company acknowledges that its products’ revenues can be further disaggregated. In a future pre-effective amendment to the Registration Statement, we will expand our disclosure in Note 16, Business Segment and Geographic Information, to include product line revenues disaggregated based on the business units, as defined on pages 78 to 82 in the Business section, for each of the three years in the three-year period ending September 30, 2015.

Mr. Jay Ingram

Securities and Exchange Commission

February 2, 2016

Note 17. Subsequent Events, page F-29

22.	Please disclose the actual date through which subsequent events have been evaluated. Please also disclose whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

In response to the Staff’s comment, the Company has revised Note 17, Subsequent Events, to the annual combined financial statements to state that Versum evaluated subsequent events after the balance sheet date of September 30, 2015 through December 18, 2015, the initial date the annual combined financial statements were issued.

Please note that the Company is filing an acknowledgment simultaneously with this response signed by an officer of the Company. We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-2535.

Very truly yours,

/s/ C. Michael Chitwood
C. Michael Chitwood

cc:	Mary Afflerbach

Corporate Secretary and Chief Governance Officer

Air Products and Chemicals, Inc.

7201 Hamilton Boulevard

Allentown, PA 18195

February 2, 2016

VIA EDGAR TRANSMISSION AND ELECTRONIC DELIVERY

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Versum Materials, LLC (the “Company”)

Amendment No. 1 to Form 10-12B

Filed February 2, 2016

File No. 001-37664

Dear Mr. Ingram:

As a supplement to the response letter delivered to the SEC on February 2, 2016, we hereby acknowledge to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (610) 481-7898 should you require further information or have any questions.

Very truly yours,

/s/ Guillermo Novo
Guillermo Novo President

cc:	C. Michael Chitwood, Skadden, Arps, Slate, Meagher & Flom LLP